

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat



23rd September 2005

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.



SUPPL

Dear Sirs

Jardine Matheson Holdings Limited
<u>2005 Interim Dividend – Scrip Dividend</u>

We enclose for your information a notification dated 23rd September 2005 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
OCT 18 2005
THOMSON
FINANCIAL

<u>Encl</u>

www.jardines.com
Incorporated in Bermuda with limited liability

Regulatory Announcement

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Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Dividend
Released	11:04 23-Sep-05
Number	6744R

JARDINE MATHESON HOLDINGS LIMITED

2005 INTERIM DIVIDEND

Please be advised of the following in respect of the scrip election for the 2005 interim dividend of the above Company:

Interim Dividend Per Share	Market value of the shares for calculating the Scrip Entitlement [1] (per share)	Scrip Entitlement Multiple [2]
US cents 9.35	US$16.48	176.25668

Note:

(1) Average closing prices of the Company's shares on the Singapore Exchange Securities Trading Limited for the five trading days up to and including 22nd September 2005.

(2) Based on the interim dividend per share.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

23rd September 2005

www.jardines.com

END

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